UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

QLogic Corporation

(Name of Subject Company)

QLogic Corporation

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

747277101

(CUSIP Number of Class of Securities)

Jean Hu

Acting Chief Executive Officer, Senior Vice President and Chief Financial Officer

26650 Aliso Viejo Parkway

Aliso Viejo, CA 92656

(949) 389-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michael L. Hawkins, Esq. Vice President, General Counsel & Corporate Secretary QLogic Corporation 26650 Aliso Viejo Parkway Aliso Viejo, CA 92656 (949) 389-6000	Mark D. Peterson, Esq. Andor Terner, Esq. O’Melveny & Myers LLP 610 Newport Center Drive 17th Floor Newport Beach, CA 92660-6429 (949) 760-9600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by QLogic Corporation, a Delaware corporation (the “Company” or “QLogic”). The Schedule 14D-9 relates to the offer by Quasar Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Cavium, Inc., a Delaware corporation (“Parent” or “Cavium”), to purchase all issued and outstanding shares of the Company’s common stock, par value $0.001 per share, in exchange for consideration of $11.00 in cash and 0.098 shares of Parent common stock per share of the Company’s common stock, par value $0.001 per share (such offer, on the terms and subject to the conditions and procedures set forth in the Prospectus/Offer to Exchange, dated July 13, 2016, and in the related Letter of Transmittal, together with any amendments or supplements thereto, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes thereto that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the subsection titled “Golden Parachute Compensation” a new subsection entitled “Certain Litigation” and the disclosure set forth below:

“Following the June 15, 2016 announcement that the Company had entered into the Merger Agreement with Parent, on July 22, 2016, a putative securities class action complaint challenging the proposed transaction was filed on behalf of the Company’s stockholders in the United States District Court for the Central District of California. The complaint is captioned Bushansky v. QLogic Corporation, et al., Case No. 8:16-cv-01363.

The complaint names the Company, the members of the Board, and a current officer as defendants. In general, the complaint alleges that the defendants violated certain federal securities laws by: (i) agreeing to supposedly unfair and inadequate transaction consideration for the Shares, (ii) accepting supposedly unreasonable deal-protection measures in the Merger Agreement that dissuade other potential bidders from making competing offers, (iii) allegedly failing to properly value the Company and take steps to maximize the sale value of the Company, (iv) engaging in supposed self-dealing, and (v) providing allegedly misleading and incomplete disclosures in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on July 13, 2016, regarding the background to the proposed transaction, the Company’s financial projections, and the opinion of the Company’s financial advisor.

The plaintiff in this action has requested relief including, among other things, an injunction enjoining the proposed transaction, a declaration that the defendants violated certain federal securities laws, compensatory damages, and reasonable attorneys’ fees and costs.

Because the lawsuit is in its early stages, it is not possible to determine the potential outcome of the lawsuit or to make any estimate of probable losses at this time. The defendants believe that the claims asserted in the lawsuit are without merit and intend to defend their position. A negative outcome in the lawsuit could have a material adverse effect on the Company if it results in preliminary or permanent injunctive relief or rescission of the Merger Agreement. Additional lawsuits arising out of or relating to the Merger Agreement or the proposed transaction may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2016	QLOGIC CORPORATION

	By:	/s/ Michael Hawkins
Michael Hawkins
Vice President, General Counsel and Corporate Secretary

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